United States Securities and Exchange Commission

July 15, 2015

July 15, 2015

United States Securities and Exchange Commission

Attention:

H. Roger Schwall, Assistant Director

Re:

Force Minerals Corp.

Form 10-K for Fiscal Year Ended November 30, 2014

Filed March 3, 2015, as amended on March 6, March 9, and May 4, 2015

File No. 000-52494

Dear Mr. Schwall:

We have reviewed your letter dated June 5, 2015, regarding the above-referenced matter.  The purpose of this letter is to respond to the comments specified in that letter.  Accordingly, please be informed as follows.

Form 10-K for Fiscal Year Ended November 30, 2014

Comment:

Financial Statements

1.

We note you have removed the balance sheet for Force Minerals Corporation.  Please revise your filing to include the audited balance sheet.  Please refer to Rule 8-02 of Regulation S-X.

Response:

We will revise the filing to include the appropriate audited balance sheet.

Comment:

Executive Compensation

2.

We note that the most recent addendum to Tim DeHerrera’s employment agreement expires on July 15, 2014, but that “the contract will automatically renew” unless terminated.  Please explain this discrepancy.  Also, please tell us

United States Securities and Exchange Commission

July 15, 2015

whether Mr. DeHerrera received 7,500,000 common shares upon the anniversary of the contract addendum and, if so, why this receipt was not reflected as equity compensation in the summary compensation table.

Response:

Tim DeHerrera’s employment agreement renewed automatically on July 15, 2014.  Additionally, such agreement renewed automatically on July 15, 2015.

In the event that agreement had been terminated, we would have disclosed that termination.

As specified in his employment agreement, Mr. DeHerrera is entitled to 7,500,000 shares of our common stock upon the anniversary of the contract addendum and, accordingly, has a vested right in those shares.  Our transfer agent did not prepare the appropriate stock certificate evidencing and representing those 7,500,000 shares.  Moreover, Mr. DeHerrera’s ownership of those 7,500,000 shares did not appear on the records of our transfer agent.  Accordingly, it seems that those 7,500,000 shares were inadvertently not disclosed in the filing.  We will revise our filing to include those shares as compensation to Mr. DeHerrera.

Comment:

Security Onwership of Management

3.

In your amended Form 10-K filed on March 9, 2015 you indicate that Mr. DeHerrera owns 4.054% of your common stock.  In the amended Form 10-K filed on May 4, 2015 you indicate that Mr. Herrera owns 79% of your common stock.  Please explain to us how Mr. Herrera’s holdings increased.  We are unable to locate any Schedules 13D or Forms 3 and 4 in this regard.

Response:

Consistent with the response to Comment 2 above, the shares of our common stock received by Mr. DeHerrera upon the anniversary of the agreement addendum were disclosed as beneficially owned by Mr. DeHerrera, which increased his beneficial ownership to approximately 79% of our common stock.

Mr. DeHerrera will cause to be prepared and filed with the SEC the appropriate Schedules 13D and Forms 3 and 4.

United States Securities and Exchange Commission

July 15, 2015

We hereby acknowledge that:

•

The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Finally, hopefully, you will determine that the provisions of this letter are responsive to those comments specified in your letter dated June 5, 2015.Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact us.  Thank you.

Sincerely,

Force Minerals Corp.

/s/ Tim DeHerrera

By:

Tim DeHerrera, President